Exhibit 99.2

LETTER OF INTENT

This letter of intent, dated October 26, 2026 (the “Letter”) is intended to summarize the principal terms of a possible acquisition (the “Transaction”) by SEALSQ Corp (“Buyer”) of satellite capacity from WISeSat.Space AG (“Seller”). Buyer and Seller are referred to collectively as the “Parties.”

1. Acquisition of Satellite Operations and Financial Consideration.

(a) Subject to the satisfaction of the conditions described in this Letter, Buyer agrees to acquire from Seller satellite capacity associated with twelve (12) satellites, together with access to related mission control, ground segment, and operational support services intended to support space-to-device communications and secured transactions (the “Satellite Operations”), for a financial consideration set forth in Section 1(b) of this Letter.

(b) The financial consideration for the Satellite Operations would be approximately $15,000,000 (the “Consideration”) in accordance with the payment terms and delivery milestones to be agreed in a definitive agreement to be entered into between Buyer and Seller (the “Definitive Agreement”).

2. Proposed Definitive Agreement. As soon as reasonably practicable after the execution of this Letter, the Parties shall commence to negotiate the Definitive Agreement relating to Buyer’s acquisition of the Satellite Operations. The Definitive Agreement would include the terms summarized in this Letter and such other representations, warranties, conditions, covenants, indemnities, and other terms that are customary for transactions of this kind and are not inconsistent with this Letter.

3. Conditions. Buyer’s obligation to close the proposed Transaction will be subject to (i) the Parties’ execution of the Definitive Agreement and (ii) the Board of Directors of Buyer and Seller approving the Transaction.

4. Exclusivity. Seller agrees that until such time as this Letter has terminated in accordance with the provisions of paragraph 5 (such period, the “Exclusivity Period”), neither it nor any of its representatives, officers, employees, directors, agents, stockholders, subsidiaries or affiliates (collectively, the “Seller Group”) shall initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons (including members of the Seller Group) other than Buyer and its affiliates (an “Acquisition Proposal”) to acquire all or any portion of the Satellite Operations contemplated under this Letter, or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Transaction with Buyer. Seller agrees to immediately notify Buyer if any member of the Seller Group receives any indications of interest, requests for information or offers in respect of an Acquisition Proposal, and will communicate to Buyer in reasonable detail the terms of any such indication, request or offer, and will provide Buyer with copies of all written communications relating to any such indication, request or offer. Immediately upon execution of this Letter, Seller shall, and shall cause the Seller Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Acquisition Proposal. Seller represents that no member of the Seller Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this Letter.

For the avoidance of doubt, this paragraph shall not restrict Seller’s ability to pursue satellite procurement, supplier selection, infrastructure development or other commercial arrangements that do not conflict with the Transaction contemplated by this Letter.

5. Termination. This letter will automatically terminate and be of no further force and effect upon the earlier of (i) execution of the Definitive Agreement by Buyer and Seller, (ii) mutual agreement of Buyer and Seller, and (iii) December 31, 2026 in the event a Definitive Agreement is not entered into by such date (unless such date is otherwise extended in writing by agreement of Buyer and Seller). Notwithstanding anything in the previous sentence, this paragraph, paragraphs 6, 7, 8 and 9 shall survive the termination of this Letter and the termination of this Letter shall not affect any rights any Party has with respect to the breach of this Letter by another Party prior to such termination.

6. GOVERNING LAW. THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF SWITZERLAND, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF SWITZERLAND.

7. No Third Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Letter. Notwithstanding the foregoing, each of WISeSat.Space Holdings Corp. and its subsidiaries shall be an express third party beneficiary to the rights and remedies of Seller under this Letter.

8. Expenses. The Parties will each pay their own transaction expenses, including the fees and expenses of investment bankers and other advisors, incurred in connection with the proposed Transaction.

9. Miscellaneous. This Letter constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior oral or written proposals, understandings, and communications relating thereto. No amendment to this Letter shall be effective unless in writing and signed by both Parties. No failure or delay by either Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any further exercise thereof. This Letter may be executed by electronic signature.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the Parties have executed this Letter as of the date first above written.

SEALSQ Corp

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

WISeSat.Space AG

By:	/s/ Gwenael Rouy-Poirier
Name:	Gwenael Rouy-Poirier
Title:	Chief Financial Officer

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